Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Earnings:
Loss before income taxes	$(35.3)	$(138.6)	$(149.5)	$(275.1)

Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.3)	(0.5)	(0.5)	0.1
Fixed charges	41.7	34.5	83.8	63.4

Earnings	$6.1	$(104.6)	$(66.2)	$(211.6)

Fixed charges:
Interest expense, including debt discount amortization	$35.4	$25.2	$71.3	$48.6
Amortization/writeoff of debt issuance costs	1.7	4.5	3.3	5.4
Portion of rental expense representative of interest factor (assumed to be 33%)	4.6	4.8	9.2	9.4

Fixed charges	$41.7	$34.5	$83.8	$63.4

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)

Amount of earnings deficiency for coverage of fixed charges	$35.6	$139.1	$150.0	$275.0

(1) Less than 1.0x